September 15, 2006

Securities and Exchange Commission

450 – 5th Street N.W.

Washington, DC

20549

ATTENTION:

LARRY SPIRGEL

Assistant Director

Dear Sir:

Re:

Unity Wireless Corporation – Preliminary Proxy Statement - Schedule 14A

File Number 0-30620

Thank you for your letter of September 1, 2006 regarding the above noted matter.  We have reviewed your comments and have made a number of revisions to the Proxy Statement in response to those comments.  In addition, we have made certain other revisions to the Proxy Statement to update information since the last form submitted to your office.  In particular, the acquisition of Celerica Ltd. has now been completed and the references to that transaction have been changed accordingly.  In response to your specific comments, we advise as follows:

General

1.

We disagree with your statement that shareholder approval for the increase to the authorized number of shares is necessary for the completion of the Celerica and Celletra acquisition, and the suggestion that we are asking shareholders to, indirectly, approve those acquisitions.  Firstly, given the current number of shares outstanding and the number of shares reserved for issuance pursuant to outstanding options, warrants and convertible notes, the existing authorized capital (150,000,000 shares) is virtually exhausted and we would, in any event, be asking shareholders to authorize an increase to the authorized number of shares in order to permit us to carry on business in the ordinary course.  Asking shareholders to approve an increase in the authorized share capital is a step we would be taking regardless of these acquisitions.

Secondly, the shareholder approval is not necessary to complete the acquisitions of Celerica and Celletra.  In fact, both of those transactions have now been completed, despite not yet receiving shareholder approval to increase the authorized share capital.  In the case of Celletra, the purchase agreement specifically contemplates the possibility of not obtaining shareholder approval and provides that, in such case, the Vendors may elect to be paid cash in exchange for the Series B Preferred Shares that they have been issued.  The Celerica purchase agreement does not provide any specific remedy for the failure to obtain shareholder approval to increase the authorized share capital, and does not provide any rights to unwind that transaction.  Failing to obtain shareholder approval to increase the authorized share capital would make the company liable to certain cash payments which they would not otherwise be obligated to make, but will not result in those transactions being unwound.  Accordingly, it is not correct to state that shareholder approval is “necessary” to facilitate the acquisition of Celerica and Celletra.  Those acquisitions have in fact been completed without that approval.  As a result, in our view, it is not necessary to provide the information called for by Note A in item 14 of Schedule 14A, and those requested changes have not been incorporated into the Proxy Statements.

Voting Securities

2.

The disclosure under this heading has been revised to more clearly describe the impact on the number of voting shares from the conversion of the Series A and Series B Preferred Shares, any interest of certain persons in the matters to be acted upon.

Security Ownership of Certain Beneficial Owners and Management

3.

The disclosure under this heading has been revised to provide information regarding beneficial ownership of securities taking into account the conversion of the Series A and Series B Preferred Shares.

Item III – Adoption of Amendment to Certificate of Incorporation

4.

We have now included a separate table indicating the current number of issued and reserved shares, as requested.

5.

The table of reserved shares now includes an entry respecting the shares that may be issued in payment of interest on February, 2006 secured convertible notes.

6.

We have revised the disclosure respecting the convertible notes to indicate that the company is presently in default of the requirement to obtain approval of the amendment by the deadline of June 28, 2006, but that none of the note holders have, at present, demanded payment or noted the company in default.

7.

Following the paragraph describing the Boards recommendation on this resolution, we have added additional disclosure describing the impact of non-approval of the proposed amendment.

As indicated above, we are providing a revised form of Proxy Statement to assist in your review of our responses.  In addition to the changes discussed above, this Proxy Statement has also been revised to reflect the fact that the acquisition of Celletra has now been completed and a total of 90,000 Series B Shares and 40,000,000 Warrants have been issued pursuant to that transaction.  This has resulted in changes under the heading “Acquisition of Celletra Ltd.” and appropriate changes throughout the balance of the Proxy Statement wherever there are references to outstanding or reserved securities.  The revised Proxy Statement has been marked to indicate the changes from the previous version submitted to your office.

We look forward to receiving your comments to this submission at your earliest convenience.  Please do not hesitate to contact the writer should you have any comments or questions regarding this matter.  Thank you very much.

Yours truly,

UNITY WIRELESS CORPORATION

Per:

/s/ Dallas Pretty

DALLAS PRETTY

Chief Financial Officer